Consumer Portfolio Services, Inc.

16355 Laguna Canyon Road
Irvine, California 92618-3801
Telephone (949) 753-6800
Facsimile (949) 753-6897

October 29, 2008

VIA EDGAR AND OVERNIGHT DELIVERY

Mr. Gregory Dundas
Senior Counsel
Securities and Exchange Commission
Division of Corporate Finance
Mail Stop 4561
100 F Street, N.E.
Washington, D.C. 20549

Re:         Consumer Portfolio Services, Inc.
Registration Statement on Form S-3
Filed August 12, 2008
File No. 333-152969

Dear Mr. Dundas:

    This letter is the response of Consumer Portfolio Services, Inc., a California corporation (the “Company”), to the comment of the Staff of the Securities and Exchange Commission (the “Commission”) set forth in your letter dated August 18, 2008. That letter commented on the Company’s above captioned Registration Statement on Form S-3 filed with the Commission on August 12, 2008 (the “Form S-3”).  Earlier today, the Company filed via EDGAR Amendment No. 1 to Form S-3 (“Amendment No. 1”), which contains the revisions described below.  Two copies of Amendment No. 1 are attached hereto to facilitate your review.

    For reference purposes, the Staff’s comment has been reproduced below, followed by the Company’s response.  We appreciate the time and effort that the Staff has dedicated to reviewing our disclosures.

1.
    Staff’s Comment:     We note the disclosure in footnote 1 that Citigroup Global Markets has identified itself as a broker-dealer.  Please revise the disclosure here or in the Plan of Distribution section to state that Citigroup Global Markets “is an underwriter.”  We note the current disclosure on page 7 that each of the selling shareholders “may be deemed to be an ‘underwriter’….”

Mr. Gregory Dundas
Division of Corporate Finance
October 29, 2008

    Response:    The Company has amended the Form S-3 referenced above to indicate that, after a transfer of the warrant and the underlying common shares formerly held by Citigroup Global Markets, such securities are now held by Citigroup Financial Products Inc. (“CFPI”), an affiliate of Citigroup Global Markets.  CFPI is not a broker-dealer and is not identified as such within footnote 1, as amended.  Therefore, we believe that the Staff’s proposed revisions to the disclosure are no longer applicable.

    We hope that the foregoing has been responsive to the Staff’s comment.  If you have any questions in connection with our response to your comment, please contact me at 888-785-6691.

Sincerely,

/s/ Mark Creatura

   Mark Creatura

cc:           Charles E. Bradley, Jr., President, Consumer Portfolio Services, Inc.
Alexander D. Lynch, Weil Gotshal & Manges LLP
Mitchell S. Cohen, Irell & Manella LLP